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                              September 21, 2021

       Xueyuan Weng
       Chief Executive Officer
       Golden Sun Education Group Limited
       Profit Huiyin Square North Building
       Huashan 2088, Unit 1001
       Xuhui District, Shanghai, China

                                                        Re: Golden Sun
Education Group Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed August 30,
2021
                                                            File No. 333-255891

       Dear Mr. Weng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-1

       General

   1. Please revise the registration statement throughout, including the cover page and
                                                        Prospectus Summary, to
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to the regulation of private schools, tutoring institutions and for-profit
tutoring, has or may impact the company   s ability to conduct its business
                                                        and operations, accept
foreign investments, or list on an U.S. or other foreign exchange.
                                                        In this regard, we note
certain press reports regarding the Chinese government's recent prohibition on private
tutors giving online classes and the Chinese government's continued
                                                        focus on limiting all
for-profit tutoring. We also note that the Implementing Regulation
 Xueyuan Weng
FirstName
Golden SunLastNameXueyuan   Weng
           Education Group Limited
Comapany 21,
September NameGolden
              2021     Sun Education Group Limited
September
Page 2    21, 2021 Page 2
FirstName LastName
         became effective on September 1, 2021. Please revise the registration statement throughout as applicable.
Cover Page

2. We note your response to our prior comment 1 and reissue in part. Please refer to the prospectus cover page and the fourth paragraph. Please revise the first sentence to clarify that you are not a Chinese operating company but rather a holding company incorporated in the Cayman Islands. Additionally, please clarify that investors may never directly hold equity interests in a Chinese operating company. Please revise to clearly state that the
         VIE structure is being used to replicate foreign investment in a Chinese-based company because Chinese law prohibits direct foreign investment in education-based businesses, as opposed to saying that you control and receive economic benefits of your VIE's business operations through contractual arrangements.
Prospectus Summary, page 1

3. We note your response to our prior comment 9 and reissue in part. In your summary of risk factors, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers which could result in a material change in your operations and/or the value of your Class A ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
The PRC Education Industry, page 6

4. We note your response to our prior comment 11 and reissue in part. Please expand the fourth paragraph to discuss in greater detail the Chinese government's recent laws, guidelines and regulatory actions related to private schools, tutoring institutions and for-
         profit tutoring. Please also add a new stand alone risk factor which specifically addresses these new laws, guidelines and regulatory actions and their impact on the company's business and operations. Please also include a bullet and cross reference in your summary of risk factors on page 8.
Ouhai Art School, page 60

5. We note that your PRC counsel has provided two opinions regarding your VIE structure and Ouhai Art School. Please tell us what consideration you have given to asking your
         PRC counsel to address your VIE structure and its compliance with the Implementing
         Regulation which became effective on September 1, 2021. Please also revise
 Xueyuan Weng
Golden Sun Education Group Limited
September 21, 2021
Page 3
         the Chongwen Middle School section, fifth paragraph, on page 63 in a similar manner.
3. Implementation Rules for the Law for Promoting Private Education of PRC, page 109

6. We note that the Implementing Regulation became effective on September 1, 2021. We also note that your VIE structure appears to contradict the Implementing Regulation's guidelines regarding the operation and control of private schools. Please revise this section as applicable and affirmatively confirm that your business and operations are compliant with Chinese government regulations related to the operation and control of private schools, if true, as such operations represent a significant portion of your business and operations.
       You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameXueyuan Weng                                  Sincerely,
Comapany NameGolden Sun Education Group Limited
                                                                Division of
Corporation Finance
September 21, 2021 Page 3                                       Office of Trade
& Services
FirstName LastName